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EXHIBIT A3

November [  ], 2000

<<FirstName>><<LastName>>
<<Address1>>
<<City>>,<<State>><<PostalCode>>


Dear<<FirstName>>:

       The Mills Corporation is offering to purchase all of our outstanding options with an exercise price of $23.50 or more (the "options") that were issued under the 1994 Amended and Restated Executive Equity Incentive Plan or the 1999 Stock Option Plan (the "plans"). In exchange for the options, we will issue optionholders "restricted stock" that will be subject to certain restrictions until the shares vest. This offer is made pursuant to the terms and conditions set forth in the accompanying offer to purchase and letter of transmittal (the "offer"). WE ARE NOT OBLIGATED TO PURCHASE ANY OPTIONS IF OPTIONHOLDERS AS A GROUP TENDER LESS THAN 700,000 OPTIONS. HOWEVER, WE MAY CHOOSE TO PURCHASE LESS THAN 700,000 OPTIONS IF LESS THAN 700,000 ARE TENDERED.

       You may tender all, a portion or none of your options. Your outstanding options eligible for purchase in the offer are listed by grant date on Schedule A, attached to the offer to purchase. The option values shown on Schedule A are based on 50% of each option's value under the Binomial stock option valuation formula. These values will be applied to all outstanding options tendered, regardless of vesting status. If you tender all of your options and your options are accepted for purchase, you will receive the number of shares of restricted stock set forth in Schedule A. If your tender is for less than all of your options and your options are accepted for purchase, you will receive a portion of the total number of shares set forth in Schedule A equal to the value of the number of option shares you tender.

       The award of restricted stock will be subject to the terms of the plans and a new restricted stock award agreement between you and us. If we accept your options for purchase, we will forward the new restricted stock award agreement to you promptly after expiration of the offer. The restricted stock you will receive vests in three equal annual installments beginning April 1, 2001.
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       There are no immediate tax consequences of receiving restricted stock in exchange for your options, unless you make an election under Section 83(b) of the Internal Revenue Code. A more detailed discussion of the tax consequences occurring when the restricted stock vests, and of the Section 83(b) election, is contained in Section 13 of the offer to purchase.

       If you decide to tender your options pursuant to the offer, please complete, sign and return the letter of transmittal, along with the option agreement(s) evidencing your options, to:

                             The Mills Corporation
                             1300 Wilson Boulevard
                             Suite 400
                             Arlington, Virginia 22209
                             Attn:  Michael Rodis

prior to the expiration of the offer.

       PLEASE NOTE THAT YOUR PARTICIPATION IN THE OFFER IS COMPLETELY VOLUNTARY. We neither require nor request that you tender your options in the offer. Furthermore, we suggest that before you make your decision, you consult with your own legal, financial and accounting advisers as to the consequences of tendering your options in the offer.

       If you have any questions concerning the offer, please contact Michael Rodis, our Vice President of Human Resources, at (703) 526-5000.


                             Very truly yours,


                             ---------------
                             Laurence C. Siegel
                             Chairman of the Board and Chief
                              Executive Officer
 .